United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2013 and 2012
Index to Financial Statements and Supplemental Schedules

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2013	3

Notes to Financial Statements	4-11

Supplemental Schedules*:

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2013	12-13

Supplemental Schedule H, Line 4a — Schedule of Nonexempt Transactions for Delinquent Participant Contributions — Year ended December 31, 2013	14

Exhibit 23- Consent of Independent Registered Public Accounting Firm	EX-23

*	Schedules required by Form 5500 which are not applicable have not been included herein.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2013 and Schedule H, line 4a — Schedule of Nonexempt Transactions for Delinquent Participant Contributions — year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 26, 2014

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$90,622,898	$84,817,785
Mutual Funds	650,905,977	534,485,408

Total investments	741,528,875	619,303,193

Participant loans receivable	17,792,109	16,469,969

Contributions receivable:
Employer	32,080,721	28,963,459
Participants	505,168	212,390

Total contributions receivable	32,585,889	29,175,849

Net assets available for plan benefits	$791,906,873	$664,949,011

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 6)	$91,623,227
Interest and dividends	27,182,775

Net investment income	118,806,002

Interest on participant loans	557,505

Contributions:
Employer	32,080,721
Participants	29,258,145
Rollovers	10,673,574

Total contributions	72,012,440

Total additions	191,375,947

Deductions from net assets attributed to:
Benefits paid to participants	64,302,339
Administrative expenses	115,746

Total deductions	64,418,085

Net increase in net assets available for plan benefits	126,957,862

Net assets available for plan benefits at:
Beginning of year	664,949,011

End of year	$791,906,873

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)    Plan Description

The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan document for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.

(a)    General

The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. Effective July 1, 2011, Employees of the Company and its participating subsidiaries, became eligible to participate in the Plan for purposes of making Tax-Deferred Contributions, Catch-Up Contributions and Rollover
Contribution/Transfer Amounts on the date they were first credited with an Hour-of-Service. Prior to July 1, 2011, an Employee became eligible to participate in the Plan on the first day of the Calendar Quarter following the first full Calendar Quarter after completing 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first year in which the Employee completed 1,000 Hours-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of
1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.

Fidelity Management Trust Company (“Fidelity”) is the Trustee, custodian and recordkeeper for the Plan. The Company has a
Profit Sharing Plan Finance Committee ("Finance Committee") to select the investment alternatives provided by the Plan. The
Company has a Profit Sharing Plan Administrative Committee ("Administrative Committee") to assist in the administration of the Plan.

(b)    Contributions

Employer Contributions

Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum
Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the Employee was a Participant, up to the maximun amount permited for one year by the Internal
Revenue Code of 1986, as amended ("IRC"). The Company’s contribution is allocated as follows: 60% to the Participant’s
Company Profit Sharing Account, subject to the Plan’s Vesting Schedule; and 40% to the Participant’s Company 401(k) Account,
which is 100% vested.

Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year based on the Participant’s Earnings. Eligible earnings accrue on the first day of the Calendar Quarter following the first full Calendar Quarter in which the Participant completes 250
Hours-of-Service, or on the first day of the Calendar Quarter following the first employment year (the 12 consecutive month period measured from the date of the first Hour-of-Service) in which the Participant completes at least 1,000 Hours-of-Service provided they are an employee on the first day of such Calendar Quarter. If the Participant’s employment during a single Plan
Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing
Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

Nonexempt Transaction

There were unintentional delays in the submission of employee contributions of $4,619 and $1,000 to the Plan during 2013 and
2012, respectively. The Company reimbursed lost interest of $148 and $12 related to the delayed contributions to the Plan from
February through May 2014 and in May 2013, respectively.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Participant Contributions

Tax-Deferred Contributions

A Participant in the Plan may elect to have voluntary tax-deferred contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their Eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their
Eligible Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year do not exceed 50% of the Participant’s Eligible Earnings to date up to a statutory limit ($17,500 for 2013). A Participant may change or suspend their Tax-Deferred Contributions election.

Roth Contributions

A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth
Contributions combined not to exceed 50% of the Participant’s Eligible Earnings for the Plan year up to a statutory limit ($17,500 for 2013). An in-Plan Roth conversion feature is available subject to terms and conditions established by the Plan's Administrative
Committee. Participants may be eligible to convert certain pre-tax contributions and earnings in Plan accounts that are eligible for in-service withdrawal (other than hardship withdrawal) to a designated Roth account within the Plan.

Rollover Contributions/Transfer Amounts

A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to Roth
Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the
Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan.
In addition, amounts attributable to Roth Contributions must be rolled over to the Plan by means of a Direct Rollover.

Catch-Up Contributions

In addition to the regular Tax-Deferred Contributions and/or Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular Tax-Deferred
Contributions and/or Roth Contributions for the year may make additional “Catch-Up Contributions” to the Plan. For 2013, Tax-
Deferred and Roth Catch-up Contributions have a combined limit of $5,500.

(c)    Participants’ Accounts

Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each
Participant is valued on a daily basis.

(d)    Vesting

Participants are fully vested in their tax-deferred and after tax Roth contributions, roll-over contributions, catch-up contributions, the employer contribution to their 401(k) Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the employer contribution allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment.

(e)    Payments of Benefits

On termination of employment, retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(f)    Forfeitures

Amounts forfeited by nonvested participants who terminated employment during the year were $573,192 and $468,970 for the years ended December 31, 2013 and 2012, respectively. The Company allocates these Forfeitures in the subsequent year to the
Accounts of the remaining active Participants as of the last day of the Plan year. The forfeiture balance totaled $971,046 and
$854,047 as of December 31, 2013 and 2012, respectively.

(g)    Participant Loans

The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance;
the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months.
For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2013 and 2012, there were 2,067 and 2,061 individual loans outstanding, respectively, bearing an interest rate ranging from 3.25% to 9.50% with maturities ranging from 1 to 25 years for both years.

The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first day of the quarter in which the loan originated and fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

(h)    Investments

Participants are responsible for directing the investment of their respective Accounts. Starting in 2011 any contributions for which the Participant does not provide investment direction will be invested in the Plan’s designated default option (the “Plan
Designated Fund”). Effective August 15, 2011, the Fidelity Freedom K Fund became the Plan Designated Fund.
Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(2) Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:

(a)    Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(b)    Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The W. R. Berkley Company Common
Stock Fund (the "Company Common Stock Fund") is valued at its year-end unit closing price. A net asset value (“NAV”) per unit is determined on a daily basis. In determining the NAV, the value of the Company Common Stock Fund is based on the closing price of the Company’s Shares on the New York Stock Exchange (“NYSE”). The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method and are included in net appreciation (depreciation) in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

(c)    Plan Expenses

Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(d)    Payment of Benefits

Benefit payments are recorded when paid.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(3) Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant
Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. More than 10% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2013 and
2012.

The Plan investments include mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(4)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants in accordance with the value of each Participant’s Account on the date of such termination.

(5)    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any periods in progress.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(6)	Investments

	The following investments represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
W. R. Berkley Corporation Common Stock Fund	$90,622,898	$84,817,785

Mutual Funds:
Fidelity Contrafund® — Class K	118,672,081	68,721,470
Vanguard Prime Money Market Fund — Institutional Shares	56,116,326	52,847,341
Vanguard Institutional Index Fund Institutional Shares	44,326,921	34,108,708
Fidelity Growth Company Fund — Class K (1)	44,180,867	32,573,679
Fidelity Freedom K 2030 Fund (1)	38,089,608	22,039,575

(1) Fund is 5% or greater of net assets only at December 31, 2013. The December 31, 2012 balance is shown for comparative purposes.

The net appreciation on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2013 are as follows:

W. R. Berkley Corporation Common Stock Fund	$13,286,467
Mutual funds	78,336,760

Net appreciation in fair value of investments	$91,623,227

(7)    Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses ASC 820 fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Money Market Funds and Equity Securities — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the NAV of shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$90,622,898	$90,622,898	—	—
Mutual funds:
Large Cap equity funds	257,322,469	257,322,469	—	—
Target Date blended funds	118,321,410	118,321,410	—	—
Fixed Income funds	66,916,758	66,916,758	—	—
Money Market funds	56,116,326	56,116,326	—	—
Small Cap equity funds	49,183,354	49,183,354	—	—
International equity funds	43,976,041	43,976,041	—	—
Other blended funds	36,936,471	36,936,471	—	—
Mid Cap equity funds	14,763,748	14,763,748	—	—
Other funds	5,290,947	5,290,947	—	—
Specialty funds	2,078,453	2,078,453	—	—

Total investments	$741,528,875	$741,528,875	—	—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value Measurements at December 31, 2012
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$84,817,785	$84,817,785	—	—
Mutual funds:
Large Cap equity funds	199,722,330	199,722,330	—	—
Fixed Income funds	79,904,122	79,904,122	—	—
Target Date blended funds	77,633,263	77,633,263	—	—
Money Market funds	52,847,341	52,847,341	—	—
International equity funds	39,480,360	39,480,360	—	—
Small Cap equity funds	34,718,627	34,718,627	—	—
Other blended funds	32,744,410	32,744,410	—	—
Other funds	7,877,317	7,877,317
Specialty funds	4,813,143	4,813,143	—	—
Mid Cap equity funds	4,744,495	4,744,495	—	—

Total investments	$619,303,193	$619,303,193	—	—

(8) Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the
Company Common Stock Fund also qualify as party-in-interest transactions.

(9) Subsequent Events
The Company noted no additional subsequent events which would require recognition or disclosure in its evaluation through
June 26, 2014, the date on which these financial statements were issued.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

		Fair value at
		December 31,
Identity of issuer	Description and number of shares	2013
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 2,064,479 shares	$90,622,898

* Fidelity Capital Appreciation Fund — Class K	Mutual Funds: 407,678 shares	14,766,097
* Fidelity Contrafund® — Class K	Mutual Funds: 1,235,267 shares	118,672,081
* Fidelity Freedom K 2000 Fund	Mutual Funds: 66,372 shares	811,069
* Fidelity Freedom K 2010 Fund	Mutual Funds: 772,937 shares	10,844,306
* Fidelity Freedom K 2020 Fund	Mutual Funds: 2,490,853 shares	37,063,896
* Fidelity Freedom K 2030 Fund	Mutual Funds: 2,401,615 shares	38,089,608
* Fidelity Freedom K 2040 Fund	Mutual Funds: 1,209,867 shares	19,926,511
* Fidelity Freedom K 2050 Fund	Mutual Funds: 450,856 shares	7,605,937
* Fidelity Freedom K Income Fund	Mutual Funds: 332,783 shares	3,980,083
* Fidelity Government Income Fund	Mutual Funds: 1,654,494 shares	16,809,661
* Fidelity Growth Company Fund — Class K	Mutual Funds: 369,066 shares	44,180,867
* Fidelity Intermediate Bond Fund	Mutual Funds: 1,422,989 shares	15,410,967
* Fidelity Puritan® Fund — Class K	Mutual Funds: 1,740,644 shares	36,936,471
* Fidelity Select Gold Portfolio	Mutual Funds: 115,662 shares	2,078,453
* Fidelity Small Cap Discovery Fund	Mutual Funds: 1,106,804 shares	34,598,699
AIM Small Cap Growth Fund — Class I	Mutual Funds: 343,654 shares	14,584,655
Harbor International Fund — Institutional Class	Mutual Funds: 330,291 shares	23,453,929
JPMorgan Mid Cap Value Fund — Institutional Class	Mutual Funds: 107,761 shares	3,784,577
Neuberger Berman Mid Cap Growth — Institutional Class	Mutual Funds: 51,343	737,287
PIMCO Low Duration Fund — Institutional Class	Mutual Funds: 724,100 shares	7,479,950
PIMCO Total Return Fund — Institutional Class	Mutual Funds: 2,427,290 shares	25,947,735

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

		Fair value at
		December 31,
Identity of issuer	Description and number of shares	2013
RS Emerging Markets CL Y	Mutual Funds: 181,984 shares	3,526,844
Spartan Extended Money Market Index Fund – Fidelity Advantage Class	Mutual Funds: 191,724 shares	10,241,884
Thornburg International Value Fund Class R5	Mutual Funds: 388,708 shares	12,446,424
Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Funds: 207,733 shares	5,290,947
Vanguard Institutional Index Fund Institutional Shares	Mutual Funds: 261,856 shares	44,326,921
Vanguard Prime Money Market Fund Institutional	Mutual Funds: 56,116,326 shares	56,116,326
Vanguard Total International Stock Index	Mutual Funds: 135,382 shares	4,548,844
Vanguard Total Bond Market Index	Mutual Funds: 120,118 shares	1,268,445
Vanguard Equity-Income Fund Admiral Shares	Mutual Funds: 567,113 shares	35,376,503

Total Mutual Funds		650,905,977

* Participant loans	2,067 Participant loans
	(interest rates range from 3.25% to 9.50 % with maturities ranging
	from 1 to 25 years)	17,792,109

Total investments and participant loans		$759,320,984
* Party-in-interest as defined by ERISA See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions

Year ended December 31, 2013

Total that constitute nonexempt prohibited Transactions
Participant		Contributions	Contributions	Total fully corrected
contributions	Contributions	corrected	pending	under VFCP and PTE
transferred late to plan	not corrected	outside VFCP	correction in VFCP	2002-51
$4,619	—	$4,619	—	—

It was noted that there were unintentional delays during 2013 by the Plan Sponsor in submitting employee contributions to the Plan. The delays ranged from 34 to 455 days and the withholding amount was $4,619 per the Plan Sponsor. Lost interest was $148. The Participants’ contributions have been credited and the lost interest was reimbursed to the Plan from February through May 2014.

Year ended December 31, 2012

Total that constitute nonexempt prohibited Transactions
Participant		Contributions	Contributions	Total fully corrected
contributions	Contributions	corrected	pending	under VFCP and PTE
transferred late to plan	not corrected	outside VFCP	correction in VFCP	2002-51
$1,000	—	$1,000	—	—

It was noted that there was an unintentional delay during 2012 by the Plan Sponsor in submitting an employee contribution to the Plan. The delay was 161 days and the withholding amount was $1,000 per the Plan Sponsor. Lost interest was $12.
The Participants’ contribution has been credited and the lost interest was reimbursed to the Plan in May 2013.

See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN

By	/s/ Eugene G. Ballard Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee

June 26, 2014
Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm